

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

Alejandra J. De La Torre, President
Hazlo! Technologies, Inc.
9181 S. Antler Crest Drive
Vail, AZ 85641

> **Re:** **Hazlo! Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 9, 2010**
> **File No. 333-170480**

Dear Ms. De La Torre:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please expand your disclosure to clarify the requirements that will need to be met in order for you to make a determination that all of the shares in the offering were sold within the time periods specified. Specifically address when subscriber funds must be cleared by U.S. Bank National Association in order for the shares to have been considered "sold" for the purposes of the all-or-none offering. In this regard, we note that the "subscription payments," as defined in the escrow agreement, include checks and drafts.

2. We were unable to locate the information required by Item 404(d) of Regulation S-K. Please revise or advise. In addition, tell us whether you are required to provide disclosure pursuant to Item 407(e)(4) of Regulation S-K. Refer to Regulation S-K Compliance & Disclosure Interpretation 233.02, available on our website.

<u>The Offering, page 6</u>

3.   Please revise your document where you refer to "gross proceeds" to indicate the amount of proceeds you expect to receive from the offering, if fully subscribed, net of any expenses incurred as a result of this offering.

<u>Risk Factors</u>

<u>"Our Directors own 100% of the outstanding shares of our common stock and may be able to influence control of the company or decision making by management of the Company." Page 11</u>

4.   Consider expanding the discussion in this risk factor to explain that because of the percentage of their ownership of your shares after the offering, your directors may cause management to make decisions that may not be in the best interest of other investors. Such disclosure may provide potential investors with a better understanding of this risk.

<u>Dilution, page 15</u>

5.   Please revise the chart to clarify that the first column under the heading "Number" refers to the number of shares and not the number of existing stockholders or new investors.

<u>Our Business</u>

<u>Competition, page 19</u>

6.   You state that your direct competitors are Microsoft, Google and Yahoo!. Given that these companies are well established industry leaders and that you have yet to begin operations, please tell us, and expand your disclosure to describe, in what respects you believe you compete directly with them. Alternatively, revise your disclosure to discuss generally the competitive environment in which you operate or to identify competitors in your industry niche with which you compete more directly in terms of company size and scope of services.

<u>Liquidity and Capital Resources, page 21</u>

7.   You state that you anticipate needing an additional $25,000 in order to execute your business plan over the next 12 months, though you have indicated throughout that you estimate expenses related to this offering to be $5,000. It appears that the amount needed to execute your business plan is the net proceeds from the offering or $20,000. Please revise to clarify this or advise.

Management

Background of Officers and Directors, page 24

8.   Please provide the specific business experience, including the name and principal business of any business or employer, for the past five years for Ms. De La Torre and Mr. Klinicki. In this regard, we note that as recently as this year Mr. Klinicki was Chief Executive Officer of Cienega Creek Holdings, Inc., a shell company. Please advise.

Part II

Other Expenses of Issuance and Distribution, page 28

9.   Please update this information so that it is consistent with your estimate of expenses described in the prospectus.

Exhibits, page 29

10.   It appears that you have omitted Exhibit A from the filed Escrow Agreement. Please file the entire agreement, including any exhibits, with your next amendment.

Undertakings, page 30

11.   In your amended filing, please be sure that the undertakings contained in your document conform to the language set forth in Item 512 of Regulation S-K. As an example, without limitation, we note that paragraph (a)(1)(ii) of your undertaking does not conform to the language set forth in Item 512(a)(1)(ii) of Regulation S-K.

Signatures, page 32

12.   In your next amendment, please identify the person or persons acting in the capacity of principal financial officer as well as controller or principal accounting officer. See Instruction 1 to Signatures of Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via U.S. Mail 1228 "N" Street #22</u>
        Theresa A. Stein, Esq.